FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

OMB APPROVAL

OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden
hours per response. . . . 0.5

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
MCGINTY JR., JOHN C. (Last) (First) (Middle)	**Irwin Financial Corporation (IFC)**	__X__ Director _____ 10% owner _____ Officer (give title below) _____ Other (Specify below)

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **10/03/2002**	**DIRECTOR**
500 Washington Street (Street)			
Columbus, IN 47201 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) __X__ Form filed by One Reporting Person _____ Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	10/01/02		J		338 (1)	A	$17.0000	8,797 (2)	D	
COMMON STOCK								4,775	I	BY SPOUSE

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$13.687500								04/29/07	COMMON STOCK	1,120		1,120	D	
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$15.650000								02/13/12	COMMON STOCK	3,300		3,300	D	
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$16.968750								04/25/10	COMMON STOCK	2,700		2,700	D	
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$21.380000								04/24/11	COMMON STOCK	2,400		2,400	D	
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$24.093750								04/28/09	COMMON STOCK	1,855		1,855	D	
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$28.187500								04/20/08	COMMON STOCK	560		560	D	

Explanation of Responses: **See continuation page(s) for footnotes**

/S/

_____   _____**10/03/02**_____

**Signature of Reporting Person   Date
BY: MATTHEW F. SOUZA
FOR: JOHN C. McGINTY, JR.

MCGINTY JR., JOHN C.   Irwin Financial Corporation (IFC)
500 Washington Street   10/03/2002
Columbus IN 47201

FOOTNOTES:

(1) Shares reported were acquired pursuant to the Irwin Financial Corporation 1999 Outside Director Restricted Stock Compensation Plan in lieu of cash payment for services as a director of the Company. The reporting person has direct voting power with respect to the shares reported but no investment power until ownership of the shares vest pursuant to the Plan and certain holding periods set forth in the Plan expire.

(2) Includes 36 shares acquired on September 27, 2002 under the Irwin Financial Corporation Dividend Reinvestment Plan. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.